                                Filed by Alamosa Holdings, Inc. pursuant to Rule
                                425 under the Securities Act of 1933, as amended

                                Subject Company: AirGate PCS, Inc.
                                Exchange Act File Number of
                                Subject Company: 000-27455

This document contains forward-looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (1) statements about the benefits of the proposed merger between Alamosa Holdings, Inc. ("Alamosa") and AirGate PCS, Inc. ("AirGate"),
including future financial and operating results; (2) statements with respect to
Alamosa's plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans,"
"targets," "projects" and similar expressions. Such statements are based upon the current beliefs and expectations of Alamosa's and AirGate's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the businesses of Alamosa and AirGate may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the Alamosa/AirGate transaction may not be fully realized or realized within the expected time frame; (3) the failure of AirGate and Alamosa stockholders to approve the merger and/or the failure to obtain approvals from regulators or other groups; (4) disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; (5)
Alamosa's and AirGate's dependence on their affiliation with Sprint; (6) shifts in populations or network focus; (7) changes or advances in technology; (8)
changes in Sprint's national service plans or fee structure with Alamosa or
AirGate; (9) change in population; (10) difficulties in network construction;
(11) increased competition in Alamosa's and AirGate's markets; and (12) adverse changes in financial position, condition or results of operations. Additional factors that could cause Alamosa's and AirGate's results to differ materially from those described in the forward-looking statements can be found in the 2004
Annual Report on Form 10-K of AirGate and in the 2003 Annual Report on Form 10-K
and in the Quarterly Reports on Form 10-Q of Alamosa filed with the Securities and Exchange Commission (the "Commission") and available at the Commission's internet site (http://www.sec.gov). The forward-looking statements in this document speak only as of the date of the document, and Alamosa and AirGate assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

On December 21, 2004, Alamosa filed a registration statement with the Commission containing Alamosa's and AirGate's preliminary joint proxy statement/prospectus regarding the proposed merger with AirGate. STOCKHOLDERS ARE URGED TO READ THE
PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION,
AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE
BECAUSE IT CONTAINS, OR WILL CONTAIN, IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Alamosa and AirGate, without charge, at the Securities and Exchange Commission's internet site
(http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained without charge, when they become available, by directing a request to Alamosa Holdings,
Inc., 5225 S. Loop 289, Lubbock, Texas 79424, Attention: Jon Drake
(806-722-1100); or AirGate PCS, Inc., Harris Tower, 233 Peachtree Street, N.E.
Suite 1700, Atlanta, Georgia 30303, Attention: Bill Loughman (404-525-7272).

The respective directors and executive officers of Alamosa and AirGate and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Alamosa's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by Alamosa on April 23, 2004, and information regarding
AirGate's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by AirGate on March 5, 2004.
Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus filed by
Alamosa with the Securities and Exchange Commission on December 21, 2004, and
other relevant materials to be filed with the Securities and Exchange Commission when they become available.

                                      ####

The following presentation was made to employees of AirGate PCS, Inc. beginning on January 4, 2005:

David Sharbutt

January 4-7, 2005

Envision the Future

AirGate + Alamosa =

                                                                                                                                                  &n sp;                                                 Success

                                                                       Opportunity

             Growth                                                                                                                        < font>

What is Important to the Success
of Alamosa

Prioritizing Opportunities

Attracting Resources

Creating Value

To be a world class
telecommunications
company –

the standard by which
others are measured.

VISION

As an affiliate of Sprint PCS, our
mission is to effectively deliver
the Sprint PCS suite of services
and to:

    Obtain operational excellence
    Exceed Stakeholder expectations
    Be the preferred wireless carrier

MISSION

Corporate Vision Messaging

Corporate Vision Messaging

We will clarify and cascade information to our
various organizations.

We will hold each other accountable for
actions & behaviors.

We will unanimously support decisions made
within the group.

We will clarify & articulate the views of
others.

We will define decisions, actions, and time-
lines.

We will communicate in an open & direct
manner.

Ethical…

Doing the right thing

Be Honest

Demonstrate Integrity

Be Consistent

Provide Equitable Treatment

Commitment…

Sharing our Vision

Build Cohesive Teams

Demonstrate Mutual Support and Consideration

Be Reliable, Responsible and Accountable

Dynamic…

Initiating and Embracing Change

Be Innovative

Achieve and Appreciate Diversity

Demonstrate Adaptability

Be Proactive

Excellence…

Exceeding Stakeholders Expectations

Set and exceed High Standards

Manage and Develop Our Resources

Demonstrate Leadership

Pursue Continuous Improvement

                                VALUES

    WINNING

    COMMUNICATION

    STRATEGIES

Investment of Choice

Execute with Excellence

Meet Financial Objectives

Increase Stakeholder Value

Meet or Exceed Market Expectations

Wireless Service Provider of
Choice

Be Customer Centric

Improve Customer Satisfaction

Innovate

Expand Offerings to our Customers

Achieve a Best in Class Network for our
Customers and Customers of Others

Employer of Choice

Achieve a Fully Aligned Organization

Capitalize on Employee Opportunities,
Skills and Abilities

Align Compensation and Incentives with
Corporate Goals

Increase Employee Productivity and
Engagement

Network Alamosa/Airgate Facts

Combined we will have 13 switch locations

6 Lucent 7 Nortel

Almost 3000 cell sites

1300 Lucent        1700 Nortel

Coverage of Pops 19.3 Million (-103dBm)

Customer Monthly usage in excess of 1.4
Billion MOU’s

Very talented team for both Lucent and
Nortel infrastructure

Alamosa PCS/Airgate National Coverage

Legend
Alamosa PCS Current Coverage
Alamosa PCS Future Coverage
Alamosa PCS Planned Future Coverage
Sprint PCS Coverage
Alamosa PCS Licensed BTAs

Prepared by Network Engineering
30 Dec 04

APCS-AIRNatCovMapA.WOR

Map of Both Companies

ENVISION THE FUTURE